

CHAI·NA·TA
C   O   R   P.

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: "CCCFF"

Web: www.chainata.com

FACSIMILE TRANSMISSION

DATE: June 24, 2008

TO: Tia Jenkins

COMPANY: Securities and Exchange Commission

FAX #:   1-202-772-9206

FROM: Wilman Wong

SUBJECT: File No. 0-20386 Chai-Na-Ta Corp Form 20-F filing

NUMBER OF PAGES IN THIS TRANSMISSION: 2 (including cover page)



CHAI·NA·TA
C O R P.

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: "CCCFF"
Web: www.chainata.com

June 24, 2008

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Specials
Securities and Exchange Commission
Washington, D.C.
20549-3561

Re: **File No. 0-20386**
       Chai-Na-Ta Corp.
       Form 20-F for Fiscal Year Ended December 31, 2007

Dear Ms. Jenkins,

We have received your letter dated June 10, 2008 and are currently in the process of reviewing our filing and the guidance of Item 15T of Form 20-F as suggested.

Unfortunately, we will not be able to finish this process by today as requested in your letter and are requesting an additional 10 business days to adequately respond to the comment and to file an amendment if necessary.

If you require any additional information, feel free to telephone me at the above listed number.

Sincerely,



Wilman Wong
Chief Executive Officer